Filed Pursuant to Rule 433

Registration No: 333-134553

30YR NC 4YR Lehman Callable

Final Terms and Conditions

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (Moody’s: A1/ S&P: A+/Fitch: AA-)
Principal Amount:	USD 15,000,000 (increasing total offering size to USD 25,000,000)
CUSIP:	52517P6J5
Upsize Trade Date:	September 27, 2007
Original Trade Date:	September 25, 2007
Issue Date:	September 28, 2007
Maturity Date:	September 28, 2037, subject to the Issuer’s Call Option
Issue Price:	100.0%
Redemption Price	100.0%
Coupon:	7.000%
Interest Payment Dates:	Semi-annually on the 28th of March and September, commencing March 28, 2008 and ending on the Maturity Date, subject to the Issuer’s Call Option
Issuer’s Call Option:

The Issuer has the right on the 28th of each March and September, commencing September 28, 2011, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the notes by the Issuer.

Underwriter	Lehman Brothers Inc.
Daycount Convention	30/360, Unadjusted
Business Days	New York

Denomination:	USD 1,000/1,000
Fees:		Price to Public (1)(2)	Fees (3)	Proceeds to the Issuer
	Per note	$1,000	$20.00	$980.00
	Total (3)	$15,000,000	$300,000	$14,700,000

	(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)

Lehman Brothers Inc. will receive commissions equal to $20.00 per $1,000 principal amount, or 2.00%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

	(2)

The notes will be issued in an aggregate principal amount of $15,000,000 and will form a single tranche with the $10,000,000 aggregate principal amount of Medium-Term Notes, Series I, due September 28, 2037, that Lehman Brothers Holdings will issue on September 28, 2007. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $25,000,000.